Cognitronics

Network Media Servers

ARIS

Cognitronics Voice Information Systems

The Next Generation

PE 12/31/01

2001 Annual Report

Financial Highlights

	2001	2000	1999
	(in thousands, except per share data)		
Operating Results			
Sales	$18,875	$31,836	$31,693
Net income (loss)	($1,805)	$4,530	$5,346
Net income (loss) per share:			
Basic	($.33)	$.79	$.94
Diluted	($.33)	$.74	$.88
Financial Position			
Working capital	$22,754	$26,107	$24,130
Stockholders' equity	$23,598	$26,988	$25,729
Stockholders' equity per share	$4.36	$4.85	$4.40

Cognitronics

To Our Stockholders:

The telecommunications industry came under heavy pressure in 2001. Expenditures for network development and expansion fell against a backdrop of global economic weakness and declining business conditions specific to telecommunications. Cognitronics Corporation was not immune to these declining market conditions. As such, we experienced a significant revenue reduction in our core business, reflecting industry consolidation, a decline in the Competitive Local Exchange Carrier market and reduced capital expenditures by the large service providers.

For 2001, the Company reported a net loss of $1.8 million, or $.33 per diluted share compared to net income of $4.5 million, or $.74 per diluted share, in 2000. Sales decreased 41% to $18.9 million in 2001 from $31.8 million in 2000.

The primary factors contributing to the operating loss of the Company's domestic operations were a decrease in sales of $11.5 million (47%) from the prior year and an increase in research and development expense of $1.2 million (49%) over the prior year.

At Dacon Electronics Plc, the Company's European distributorship operations, the sales decrease of $1.4 million (19%) from the prior year was mainly affected by declining sales to its major customer. In the last half of 2001, personnel reductions and strict cash and inventory controls were implemented in response to the deteriorating market conditions. I believe that these changes will lead to improved results.

Notwithstanding the disappointing operating results for the year 2001, the Company continued to generate a positive cash flow and its balance sheet and financial resources remain strong as the Company enters the year 2002 .

New product applications and markets and revolutionary changes in core infrastructure switching technologies provide Cognitronics with significant opportunities for future growth. We are investing in these exciting new areas through materially increased research and development efforts. These development efforts over the last half of 2001 and continuing into 2002 are critical to positioning the company as a leader in both Advanced Intelligent Network (AIN) services and next generation switching environments. Recent progress includes:

- Successful completion, field trial and market acceptance of CX Privacy Service, including initial sales.
- Laboratory acceptances by major telecommunication services and equipment companies of the CX 3000 Intelligent Peripheral utilizing advanced protocols to provide applications in the AIN, such as interactive voice response, text-to-speech, announcements, etc.
- Laboratory integration of the new CX 4000 Media Server by a major telecommunication equipment provider for use in next generation networks utilizing VoIP and ATM.
- OEM agreements with several softswitch and media gateway equipment providers.
- Multiple CX 500 Media Server VoIP sales and field trials.

Cognitronics is enhancing and developing new applications for use on the current central office switching infrastructure, including talking call-waiting, talking caller ID, click to dial, interactive voice response (IVR) and text-to-speech. In addition, by providing call service logic, the CX 3000 performs the role of the application server and intelligent peripheral in the advanced intelligent network (AIN).

Cognitronics has made great progress in developing an important element for use in next-generation switching solutions. The Cognitronics media server is the network element that provides voice and application functionality within these latest generation networks. The CX Media Server has been implemented with industry standard interface protocols, including MGCP, SIP, as well as GR1129, SR3511, ISDN and SS7 interfaces. This element will provide voice announcements, IVR, conferencing, speech recognition and text-to-speech functionality. Interoperability testing has been successfully completed with a growing number of softswitch and application server partners. We believe we have engineered a solution that will be well received by our customers as demand for these products accelerates.

I am confident that our visions and definition of new market opportunities are clear and rational and that we have the resources to build and complete these new products with the features required by the market. We believe Cognitronics will be well positioned to experience growth as the telecommunications sector emerges from this economic slowdown. and that the Company will return to the levels of profitability we have historically enjoyed as economic conditions improve in the telecommunications market.

I wish to thank all of our employees for their dedication and outstanding performance. Also, my thanks to our stockholders for their continuing support.

Sincerely,

Brian J. Kelley

Brian J. Kelley
President and Chief
Executive Officer

April 12, 2002

Statements contained above which are not historical facts are forward-looking statements. The forward-looking statements in this letter are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve a number of risks and uncertainties including, but not limited to, the continuance of reduced capital expenditures throughout the telecommunications market, variability of sales volume quarter to quarter, product demand, market acceptance, litigation, risk of dependence on significant customers, third party suppliers and intellectual property rights, risks in product and technology development and other risk factors detailed in the company's Securities and Exchange Commission filings.

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2001,
or
[ ] Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the transition period from to

Commission file number 0-3035

COGNITRONICS CORPORATION
(Exact name of registrant as specified in its charter)

NEW YORK	13-1953544
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
3 Corporate Drive, Danbury, Connecticut	06810
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code (203) 830-3400

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, par value $0.20 per share	American Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months and (2) has been subject to such filing requirements for at least the past 90 days.

Yes _x_ No ___

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K. [ ]

The aggregate market value of the voting stock held by non-affiliates of the registrant as of March 1, 2002:

Common Stock, par value $0.20 per share -- $16,845,000

The number of shares outstanding of each of the issuer's classes of common stock as of March 1, 2002:

Common Stock, par value $0.20 per share – 5,415,793 shares

Documents incorporated by reference: Portions of the Proxy Statement for the annual meeting of stockholders to be held on May 9, 2002 are incorporated by reference into Part III.

TABLE OF CONTENTS

PART I

PART II

PART III

PART IV

McIAS is a trademark of Cognitronics Corporation.
UNIX is a registered trademark of Santa Cruz Operation, Inc.

PART I

Item 1. Business

(a) Cognitronics Corporation (the "Company") was incorporated in January 1962 under the laws of the State of New York. The Company designs, manufactures and markets voice processing systems.

(b) The Company operates in two segments of the voice processing industry. In the United States, the Company designs, manufactures and sells equipment for use in telephone central offices. In Europe, the Company distributes equipment for use on customers' premises.

(c) (i) A description of the fields of voice processing in which the Company operates and its products are as follows:

Domestic Operations. These products are sold directly to telecommunication service providers or through switch manufacturers who distribute the Company's products.

Intelligent Announcers and Network Media Servers. The Company's McIAS™ 16xx product family has been primarily used by Incumbent Local Exchange Carriers (ILECs) and Competitive Local Exchange Carriers (CLECs) to provide voice announcements in connection with custom calling features (CLASS), such as selective call forwarding and caller originator trace. Number change intercept is another important feature provided.

The 16xx is available in two versions: a lower cost configuration which provides network announcement functionality, is available as a 1607/68 (1 T-1 span capacity) and a 1610/68 (3 T-1 span capacity). The second version of this series is a UNIX®-based platform which utilizes many of the same components as the /68 series and is known as McIAS 16xx/IP. "IP" designates an Intelligent Peripheral, indicating the ability to serve as a voice peripheral to any manufacturer's switch and delivering multiple application capability.

The McIAS 16xx/IP is available as a 1607/IP, a 1610/IP, and a 1623/IP. Features include an open architecture, scalable processing power and disk drives, and centralized administration. Application examples include number change with call completion, automated attendant, voice mail and time and temperature announcements.

A new product line of Network Media Servers, the Cognitronics Exchange (CX) Series, was announced and began sales in late 1999. Since its introduction, the CX Series has been enhanced and expanded to include a total of four (4) models: CX500, CX1000, CX3000 and CX4000.

This family of products facilitates the deployment of voice resources in service provider networks, both the traditional circuit-switched networks as well as the next generation of packet-based networks. The CX platforms provide greater capacity and increased functionality with significantly better price performance. Included in the CX Series capabilities are a new set of Media Server Boards, delivering the power of a media server within a single board. CX supports AIN protocols such as SR-3511, GR-1129CORE and ISDN-PRI. The CX is also designed to interface with softswitches, media gateways and application servers, supporting industry standard protocols such as MGCP, RTP/RTCP and SIP. Other protocols will be supported as market demand dictates.

Passive Announcers. These announcers are used by the ILECs and CLECs to inform callers about network conditions or procedures to invoke the use of a service. The Company has been a major supplier to the industry of passive announcers and incorporates these features in products such as the Model 688 Automatic Number Announcer, McIAS 950, and the McIAS 16xx product family.

Call Processors. The Company's McIAS 950 is also an automated attendant and audiotext system with the flexibility to offer the caller various choices (dial an extension, revert to an operator, etc.). The system also offers a wide variety of menu-selected information to callers. The McIAS 950 is designed for use in both telephone network environments and the commercial business market.

European Distributorship Operations. Dacon Electronics Plc., based in Hertfordshire, England, distributes call management and voice processing products, including products manufactured by the Company, in Europe.

(ii) Status of publicly announced new products or industry segments requiring material investment. Inapplicable.

(iii) The Company has adequate sources for obtaining raw materials, components and supplies to meet production requirements and did not experience difficulty during 2001 in obtaining such materials, supplies and components.

(iv) The Company relies on technological expertise, responsiveness to users' needs and innovations and believes that these are of greater significance in its industry than patent protection. There can be no assurance that patents owned or controlled by others will not be encountered and asserted against the Company's voice processing products or that licenses or other rights under such patents would be available, if needed. The Company has registered trademarks and names which the Company considers important in promoting the business of the Company and its products.

(v) Seasonality. Inapplicable.

(vi) The discussion of liquidity and sources of capital as set forth in Management's Discussion and Analysis of Financial Condition and Results of Operations is included in Item 7 of this Annual Report on Form 10-K and is incorporated herein by reference.

(vii) In 2001, revenues included sales of $7.5 million to Siemens Carrier Networks LLC and $1.9 million to Verizon Communications Inc. The Company's European operations had sales of $2.8 million to British Telecommunications Plc in 2001. Over the past several years, a major portion of the revenues of the domestic operations has come from two or three large customers, and a significant portion of the revenues of the European operations has come from one customer. Accordingly, the loss of any of these customers could have a material adverse impact on the Company's results of operations.

(viii) The dollar amount of orders believed by the Company to be firm as of December 31, 2001 and 2000, amounted to $.5 million and $1.1 million, respectively. Substantially all of the orders as of December 31, 2001, can reasonably be expected to be filled during 2002.

(ix) Business subject to renegotiation. Inapplicable.

(x) The Company competes, and expects to compete, in fields noted for rapid technological advances and the frequent introduction of new products and services. The Company's products are similar to those manufactured, or capable of being manufactured, by a number of companies, some of which are well-established corporations with financial, personnel and technical resources substantially larger than those of the Company. The Company's ability to compete in the future depends on its ability to maintain the technological and performance advantages of its current products and to introduce new products and applications that achieve market acceptance. Future research and development expenditures will be based, in part, on future results of operations. There are no assurances that the Company will be able to successfully develop and market new products and applications.

(xi) Expenditures for research and development activities, as determined in accordance with generally accepted accounting principles, amounted to $3.6 million in 2001, $2.4 million in 2000 and $2.1 million in 1999. In addition, the estimated dollar amount spent on the improvement of existing products or techniques was $.1 million in 2001 and $.2 million in 2000 and 1999.

(xii) Material effects of compliance with Federal, State or local provisions regulating the discharge of materials into the environment or otherwise relating to the protection of the environment. Inapplicable.

(xiii) At December 31, 2001, the Company and its subsidiaries employed 92 people.

(d) Sales to foreign customers primarily represent sales of Dacon Electronics Plc. (incorporated in the United Kingdom) of $5.9 million in 2001, $7.3 million in 2000 and $7.2 million in 1999. Additional information about foreign operations is included in Note L to Consolidated Financial Statements included in Item 8 of this Annual Report on Form 10-K and is incorporated herein by reference.

Further, there were export-type sales (primarily North America) of approximately $.1 million in 2001, $.2 million in 2000 and $3.5 million in 1999. Export sales do not involve any greater business risks than do sales to domestic customers and, in certain instances, the Company obtains an irrevocable letter of credit or payment prior to shipment of products to the customer. Selling prices and gross profit margins on export-type sales are comparable to sales to domestic customers.

Item 2. Properties

The facilities of the Company and its subsidiaries are located as follows:

Location	Description	Square Feet	Lease Expiration Date
Danbury, Connecticut 3 Corporate Drive	Office, engineering, production and service facility	40,000	10/31/03
Hemel Hempstead Hertfordshire, United Kingdom 1 Enterprise Way	Office, distribution and service facility	12,000	7/31/06

The Company considers each of these facilities to be in good condition and adequate for the Company's business.

Item 3. Legal Proceedings

There are no material pending legal proceedings to which the Company or any of its subsidiaries is a party or of which any of their property is the subject.

Item 4. Submission of Matters to a Vote of Security Holders

Inapplicable.

Executive Officers of the Company

The executive officers of the Company, their positions with the Company and ages as of March 1, 2002 are as follows:

Name	Position(s) and Office(s)	Age
Brian J. Kelley	President and Chief Executive Officer; Director	50
Kenneth G. Brix	Vice President	55
Harold F. Mayer	Secretary	72
Michael N. Keefe	Vice President	46
Roy A. Strutt	Vice President	45
Garrett Sullivan	Treasurer and Chief Financial Officer	56
Emmanuel A. Zizzo	Vice President	61

No family relationships exist between the executive officers of the Company. Each of the executive officers was elected to serve until the next annual meeting of the Board of Directors or until his successor shall have been elected and qualified.

Mr. Kelley has been President and Chief Executive Officer of the Company since 1994. Prior to that he held senior management positions with TIE/Communications, Inc. from 1986 to 1994.

Mr. Brix has been a Vice President of the Company since 1994 with responsibility for U.S. sales and marketing. Prior to that he held senior management positions from 1987 to 1994.

Mr. Mayer has been Secretary of the Company since 1975. He was Treasurer from 1974 to 1989 and a Vice President of the Company from 1986 to 1996.

Mr. Keefe has been a Vice President of the Company since 1993 with responsibility for engineering, prior to which he was Manager of Software Planning and Development from 1992 until 1993 and senior engineer for more than five years. He has been employed by the Company since 1980.

Mr. Strutt has been a Vice President of the Company since 1994 with responsibility for European operations. Since 1992, he has been Managing Director of Dacon Electronics Plc, which was acquired by the Company in 1992, and Director of Sales and Operations from 1990 to 1992. Prior to that he was Managing Director of Automatic Answering Ltd. for four years.

Mr. Sullivan has been Treasurer and Chief Financial Officer of the Company since 1989. Prior to that he was Treasurer and Chief Financial Officer of Fundsnet, Inc., an electronic funds transfer company, from 1986 until 1989. He was employed by The Singer Co. from 1977 to 1986, where his most recent position was Vice President-Finance, Asia Division.

Mr. Zizzo has been a Vice President of the Company since 1995 with responsibility for operations, primarily manufacturing, purchasing and physical facilities, prior to which he had been Director of Operations since 1994. He was an independent consultant from 1993 to 1994. Prior to that he held senior management positions with TIE/Communications, Inc. for more than five years.

PART II

Item 5. Market for Company's Common Equity and Related Stockholder Matters

(a) and (b) Cognitronics' Common Stock is traded on the American Stock Exchange under the symbol CGN. On March 1, 2002, there were 599 stockholders of record; the Company estimates that the total number of beneficial owners was approximately 2,900. Information on quarterly stock prices is set forth in Item 8 of this Annual Report on Form 10-K and is incorporated herein by reference.

(c) The Company has never paid a cash dividend on its Common Stock and has used its cash for the development of its business. In 1998, 2000 and 2001, the Company announced its intention to repurchase up to 300,000, 200,000 and 500,000 shares, respectively, of its Common Stock. The Company repurchased 150 shares of its Common Stock in 1998, 105,750 in 1999, 331,000 in 2000 and 307,808 in 2001. The Company has no present intention of paying a cash dividend, and payment of any future dividends will depend upon the Company's earnings, financial condition and other relevant factors.

Item 6. Selected Financial Data

	Year ended December 31, (in thousands except per share data)				
OPERATING RESULTS	2001	2000	1999	1998	1997
Revenues	$18,875	$31,836	$31,693	$28,917	$29,521
Net income (loss)	(1,805)	4,530	5,346	4,689	3,622
Net income (loss) per share:					
Basic	$(.33)	$.79	$.94	$.85	$.69
Diluted	(.33)	.74	.88	.78	.62
Weighted average number of basic shares outstanding	5,417	5,754	5,670	5,543	5,233
Weighted average number of diluted shares outstanding	5,417	6,092	6,048	5,993	5,840
FINANCIAL POSITION					
Working capital	$22,754	$26,107	$24,130	$18,281	$13,112
Total assets	28,573	32,998	35,102	27,080	23,123
Stockholders' equity	23,598	26,988	25,729	20,033	15,014
Stockholders' equity per share	$4.36	$4.85	$4.40	$3.58	$2.73
Cash dividends paid	None	None	None	None	None

Included in 2001 is an inventory provision of $510,000 ($.07 per basic and diluted share) and a tax benefit due to an adjustment to the tax provision of $155,000 ($.03 per basic and diluted share).

Included in 2000 is a tax benefit due to an adjustment to the tax provision of $156,000 ($.03 per basic and diluted share).

Included in 1997 is $956,000 (net of tax $598,000 or $.11 per basic share and $.10 per diluted share) of settlement costs and legal fees related to class action litigation.

The above Selected Financial Data should be read in conjunction with the Consolidated Financial Statements of the Company, including the notes thereto, and the unaudited quarterly financial data included in Item 8 of this Annual Report on Form 10-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The Company reported a net loss of $1.8 million in 2001 and net income of $4.5 million and $5.3 million in 2000 and 1999, respectively.

In 2001, sales declined $13.0 million (41%) from 2000. The sales of the Company's domestic operations declined $11.5 million (47%). This decrease occurred in both the direct and indirect channels and reflects a significant decline in the CLEC market and significant reduction in capital spending by ILECs. Furthermore, it is projected that the large telecommunication service providers will reduce capital spending in 2002 as compared to 2001. The Company's UK distributorship operations' sales decreased $1.4 million (19%). This is primarily attributable to a decrease of $.9 million in sales to its largest customer and an unfavorable exchange rate. The Company's backlog at December 31, 2001 was $.5 million versus $1.1 million in 2000. In both 2001 and 2000, a major portion of the Company's domestic revenue came from one customer and a significant portion of its UK distributorship revenue came from one customer. The loss of either of these customers would have a material adverse impact on the Company.

In 2000, sales value of the Company's domestic operations and its UK distributorship operations were essentially the same as 1999. The unit volume in the domestic operations increased approximately 20% while the sales value increased only $.1 million. This was due to unfavorable distribution channel mix and a volume discount given for a large purchase of McIAS 1623/IPs ($5.9 million) in the fourth quarter of 2000. The increased sales due to this large purchase were offset by lack of sales to Mexico in 2000 ($2.9 million in 1999) and lower shipments to CLEC's. At the end of 2000 and continuing into 2001, there were reductions in telecommunication infrastructure buildout, as reported by major telecommunication equipment suppliers, and this was reflected in the Company's sales order flow.

Consolidated gross margin was 44% in 2001, 52% in 2000 and 56% in 1999. The 8% decrease in 2001 from 2000 was due to the lower volume of domestic sales and the concomitant higher portion of cost of sales being attributed to fixed costs. Consolidated gross margin decreased 4% to 52% in 2000 from 56% in 1999 primarily due to a decrease of 4% in the domestic operation's gross margin attributable to channel mix and a discount given on a large purchase in the fourth quarter.

In 2001 and 2000, research and development increased $1.2 million (49%) and $.3 million (15%), respectively, from the prior year. The increase in 2001 is due to higher personnel costs and contracted engineering services. The increased expenses reflect the introduction of new products, new signaling protocols and new applications. The increase in 2000 from 1999 is due to higher personnel costs. The Company anticipates continuing the current rate of spending for research and development.

Selling, general and administrative expense was approximately the same for each of the three years in the period ended December 31, 2001. In 2001, the domestic operations' selling, general and administrative expense declined $.2 million (4%) due to lower commissions, offset, in part, by a $.1 million increase in bad debts. The selling, general and administrative expense for the UK distributorship, in 2001, increased $.1 million (4%) primarily due to severance expenses.

Other income of $.5 million in 2001, $.6 million in 2000 and $.4 million in 1999 is primarily interest income. The decrease in 2001 is primarily due to lower interest rates. The increase in 2000 from 1999 is due to higher interest rates and higher balances of cash and marketable securities.

The Company's effective tax rate for 2001 was 30% versus 34% for 2000 and 36% for 1999. The reduction in the effective tax rate in 2001 from 2000 is attributable to losses for which there were no benefits offset, in part by an adjustment of $155,000 to the tax provision. The reduction in the effective rate in 2000 from 1999 is attributable to an adjustment of $156,000 to the tax provision. The adjustments in 2001 and 2000 are attributable to actual amounts differing from previously recorded estimates. The provision for income taxes is discussed in Note G to Consolidated Financial Statements. Under Financial Accounting Standards Board ("FASB") Statement No. 109, the Company has recognized future tax benefits that management believes will be realized. In order to realize these benefits, the Company, exclusive of the results of Dacon Electronics Plc, will have to generate pretax income of $5.3 million. The current deferred tax benefit of $1.1 million is primarily attributable to inventory provisions, the recognition of such loss, for tax purposes, is, in large measure, within the control of the Company. The non-current tax benefit, $.8 million, primarily relates to deferred compensation and benefit plans and, as such, would be recognized over a long period of time. In 2001 the Company incurred a pretax loss of $1.6 million and had pretax income of $7.4 million, $8.4 million and $6.0 million in 2000, 1999 and 1998, respectively. While realization of the future tax benefits is not assured, management anticipates that it is more likely than not that the Company will generate sufficient taxable income in the future to realize these benefits.

The effect of inflation has not had a significant impact on the operating results of the Company over the past few years. Technological advances and productivity improvements are continually being applied to reduce costs, thus reducing inflationary pressures on the operating results of the Company.

Exchange rate changes will impact the reported dollar sales and cost of sales of the Company's UK distributorship operations. In addition, at December 31, 2001, the Company's UK distributorship operations had net assets of $1.3 million, which would be impacted by changes in foreign exchange rates. However, the impact of such rate change would be reflected in the translation adjustment recorded in the equity section of the balance sheet. The Company does not hedge this foreign currency net asset exposure.

Liquidity and Sources of Capital

Net cash provided by operations was $4.2 million, $3.5 million and $3.2 million in 2001, 2000 and 1999, respectively. In 2001, cash from operating activities increased from 2000 due to reduction in accounts receivable and lower taxes paid. In 2000, cash provided by operating activities increased from 1999 due to a smaller net increase in working capital accounts. Cash provided by investing activities was $1.8 million in 2001 versus cash used of $.7 million and $6.2 million in 2000 and 1999, respectively. The Company had net sales of marketable securities of $3.0 million and $.6 million in 2001 and 2000, respectively, and net purchases of $5.6 million in 1999. There were purchases of property, plant and equipment and software of $.9 million, $.6 million and $.5 million in 2001, 2000 and 1999, respectively. Included in all three years were loans to officers, net of repayment, of $.4 million, $.7 million and $.1 million respectively. Cash used by financing activities of $1.7 million in 2001 and $3.2 million in 2000 primarily relates to the repurchase of the Company's common stock. Cash provided by financing activities was $.1 million in 1999.

Working capital decreased to $22.8 million at December 31 2001 from $26.1 million at December 31, 2000 and $24.1 million at December 31, 1999. The ratio of current assets to current liabilities was 9.6:1 at December 31, 2001 versus 8.2:1 at December 31, 2000 and 4.4:1 at December 31, 1999. The decrease in working capital in 2001 is due to the results of operations, the repurchase of Company shares and the purchase of property, plant and equipment and software. The increase in 2000 is due to the results of operations and the reduction in accounts payable, offset, in part, by the repurchase of Company shares and reduction in inventory levels.

The Company anticipates making capital expenditures of approximately $.5 million, maintaining the current level of expenditures for research and development and may repurchase of up to 255,292 shares of its Common Stock in 2002. Management believes that the cash and cash equivalents at December 31, 2001 and the cash flow from operations in 2002 will be sufficient to meet its needs.

Assumptions and Estimates Used in Critical Accounting Policies

In the preparation of the financial statements in conformity with accounting principles generally accepted in the United States, management must make critical decisions regarding accounting policies and judgments regarding their application. Materially different amounts could be reported under different circumstances and conditions.

Inventories - Slow-moving and Obsolescence

In 2001, due to a slow down in spending by telecommunication providers, inventory turnover has slowed. The Company recorded a charge of $.5 million in 2001 to reduce its carrying value of inventory to lower of cost or market. If future capital expenditures by telecommunication service providers do not increase or decrease further, additional charges may be required.

Deferred Tax Assets

As of December 31, 2001, the Company has $1.9 million of deferred tax assets for which no valuation allowance has been recorded. The realization of these assets is based on future taxable income. The Company expects to achieve book pretax income and taxable income through increased sales of advanced application and next generation equipment. Should book pretax income and taxable income remain at 2001 levels, a valuation allowance may be required.

Pensions

The Company accounts for its defined benefit pension plans in accordance with SFAS No. 87, "Employers' Accounting for Pensions" which requires that amounts recognized in financial statements be determined on an actuarial basis.

The most significant element in determining the Company's pension income (expense) in accordance with SFAS No. 87 is the expected return on plan assets. The Company has assumed that the expected long-term rate of return on plan assets will be 7.0%. Over the long term, the Company's pension plan assets have earned in excess of 7.0%; therefore, the Company believes that its assumption of future returns of 7.0% is reasonable. The assumed long-term rate of return on assets is applied to the value of plan assets. This produces the expected return on plan assets that is included in pension income (expense). The difference between this expected return and the actual return on plan assets is deferred. The net deferral of gains (losses) are amortized to expense in accordance with SFAS No. 87. The plan assets earned a rate of return substantially less than the assumed rate of return in 2001. Should this trend continue, future pension expense will likely increase.

At the end of each year, the Company determines the discount rate to be used to discount plan liabilities. The discount rate reflects the current rate at which the pension liabilities could be effectively settled at the end of the year. At December 31, 2001, the Company used a rate of 7.25%. Changes in discount rates over the past three years have not materially affected pension income (expense), and the net effect of changes in the discount rate, as well as the net effect of other changes in actuarial assumptions and experience, have been deferred as allowed by SFAS No. 87.

Other Post Employment Benefits

The Company provides retiree health benefits for domestic employees who retired prior to March 31, 1996 under its Pension Plan.

Various actuarial assumptions including the discount rate and the expected trend in health care costs are used to estimate the costs and benefit obligations for the retiree health plan.

The discount rate is the same as used for the defined benefit plan. At December 31, 2001, the Company assumed a discount rate of 7.25%.

Certain Factors That May Affect Future Results

From time to time, information provided by the Company, statements made by its employees or information included in its filings with the Securities and Exchange Commission (including this Form 10-K) may contain statements which are not historical facts, so-called "forward-looking statements". These forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The Company's actual future results may differ significantly from those stated in any forward-looking statements. Forward-looking statements involve a number of risks and uncertainties, including, but not limited to:

Product demand fluctuations in the timing and volume of customer requests for its products.

Telecommunication systems industry and general economic conditions.

Competitive pressure on selling prices.

Market acceptance of the Company's products and its customer's products and services.

Costs associated with possible litigation or settlement, including those related to the use of ownership of intellectual property.

Loss of a major customer. A few customers account for a major portion of the Company sales. A loss of such a customer would have a major adverse impact on the Company's results.

Third party suppliers increase the risk that the Company may not have adequate supply to meet demand.

Introduction of new products. The Company's markets are subject to technological change, so its success depends on its ability to develop and introduce new products.

The markets in which the Company competes are highly competitive. Some of its competitors have significantly greater financial and other resources.

The Company's future success is dependent on its ability to attract and retain key design engineering, sales and executive personnel. There is intense competition for qualified personnel, in particular, design engineers, and the Company may not be able to attract and retain engineers and other qualified personnel necessary for the development and introduction of new products or to replace engineers or other qualified personnel that may leave its employ.

Expense levels, in the short term, are fixed. Sales variances from quarter to quarter would have a significant effect on the results of operations.

Other risk factors detailed in this Annual Report on Form 10-K and in the Company's other Securities and Exchange Commission filings.

Item 7.a Market Risk

The Company does not use derivative financial instruments. The Company's marketable securities consist of short-term and/or variable rate instruments and therefore a change in interest rates would not have a material impact on the value of these securities.

Item 8. Financial Statements and Supplementary Data

QUARTERLY FINANCIAL DATA (UNAUDITED)
(in thousands except per share amounts)

2001	First	Second	Third	Fourth
Sales	$4,939	$5,848	$4,807	$3,281
Gross profit	2,316	2,867	2,195	841
Net income(loss)	(23)	58	(428)	(1,412)
Net income(loss) per share:				
Basic	$.00	$.01	$(.08)	$(.27)
Diluted	$.00	$.01	$(.08)	$(.27)
Common Stock price range:				
High	$11.10	$7.00	$6.45	$5.20
Low	5.75	4.50	3.90	3.90

2000	First	Second	Third	Fourth
Sales	$5,925	$8,437	$8,404	$9,070
Gross profit	3,083	4,827	4,630	3,876
Net income	475	1,516	1,505	1,034
Net income per share:				
Basic	$.08	$.26	$.26	$.18
Diluted	$.08	$.25	$.25	$.18
Common Stock price range:				
High	$27.25	$15.00	$15.50	$11.51
Low	11.13	8.63	10.75	8.00

The gross margin percentage in the fourth quarter of 2000 was 43% versus 55% for the nine months ended September 30, 2000 primarily due to channel mix and a discount given on a large purchase. The gross margin percentage for the fourth quarter of 2001 was 26% versus 47% for the first nine months of 2001 primarily due to lower volume and lower absorption of overhead and inventory provision. The unfavorable variance in gross margin percentage for the fourth quarter of 2001 as compared to the comparable period of 2000 is primarily due to lower volume and inventory provisions of $.4 million ($.05 per share on a diluted basis).

The effective tax rates for the fourth quarter of 2001 and 2000 were 27.1% and 24.5%, respectively, versus the estimated effective rates of 37.4% and 36.7% for the first nine months of 2001 and 2000, respectively. Included in the fourth quarter of 2001 and 2000 is $155,000 and $156,000, respectively, of tax benefits related to an adjustment to the tax provision attributable to actual amounts differing from previously recorded estimates.

The above financial information should be read in conjunction with the Consolidated Financial Statements, including the notes thereto.

ERNST & YOUNG

Ernst & Young LLP
1111 Summer Street
Stamford, Connecticut 06905

Phone: (203) 674-3000
Fax: (203) 674-3001
www.ey.com

Report of Independent Auditors

Stockholders and Board of Directors
Cognitronics Corporation

We have audited the accompanying consolidated balance sheets of Cognitronics Corporation and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations and comprehensive income (loss), stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Cognitronics Corporation and subsidiaries at December 31, 2001 and 2000, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

March 4, 2002

CONSOLIDATED BALANCE SHEETS
COGNITRONICS CORPORATION AND SUBSIDIARIES

(dollars in thousands)

	December 31, 2001	December 31, 2000
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 7,731	$ 3,499
Marketable securities	6,400	9,400
Accounts receivable, less allowances of $194 and $53	2,035	7,760
Inventories	5,682	6,557
Deferred income taxes	1,110	746
Other current assets including loans to officers of $1,516 and $1,099	2,431	1,783
TOTAL CURRENT ASSETS	25,389	29,745
PROPERTY, PLANT AND EQUIPMENT, net	1,514	1,373
GOODWILL, less amortization of $3,058 and $2,726	319	651
DEFERRED INCOME TAXES	812	762
OTHER ASSETS, less amortization of $311 and $148	539	467
	$28,573	$32,998
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable	$ 871	$ 1,560
Accrued compensation and benefits	1,109	1,128
Income taxes payable	290	532
Current maturities of debt	46	43
Other accrued expenses	319	375
TOTAL CURRENT LIABILITIES	2,635	3,638
LONG-TERM DEBT	26	47
OTHER NON-CURRENT LIABILITIES	2,314	2,325
COMMITMENTS AND CONTINGENCIES (Note I)		
STOCKHOLDERS' EQUITY		
Common Stock, par value $.20 a share; authorized 10,000,000 shares; issued 5,863,829 shares	1,173	1,173
Additional paid-in capital	13,322	14,123
Retained earnings	13,413	15,218
Cumulative other comprehensive income (loss)	(260)	(182)
Unearned compensation	(506)	(332)
	27,142	30,000
Less cost of 445,936 and 300,550 common shares in treasury	(3,544)	(3,012)
TOTAL STOCKHOLDERS' EQUITY	23,598	26,988
	$28,573	$32,998

The accompanying notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
COGNITRONICS CORPORATION AND SUBSIDIARIES

(in thousands except per share data)

	Year ended December 31, 2001	2000	1999
SALES	$18,875	$31,836	$31,693
COSTS AND EXPENSES			
Cost of products sold	10,656	15,420	13,899
Research and development	3,631	2,445	2,132
Selling, general and administrative	7,325	7,351	7,422
Amortization of goodwill	332	332	333
Other (income) expense, net	(504)	(619)	(441)
	21,440	24,929	23,345
Income (loss) before income taxes	(2,565)	6,907	8,348
PROVISION (BENEFIT) FOR INCOME TAXES	(760)	2,377	3,002
NET INCOME (LOSS)	(1,805)	4,530	5,346
Currency translation adjustment and minimum pension liability	(78)	(248)	(100)
COMPREHENSIVE INCOME (LOSS)	$(1,883)	$ 4,282	$ 5,246
NET INCOME (LOSS) PER SHARE:			
Basic	$(.33)	$.79	$.94
Diluted	$(.33)	$.74	$.88

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

Years ended December 31, 1999, 2000 and 2001

(dollars in thousands)

	Common Stock Shares Issued	Common Stock Amount	Additional Paid-In Capital	Retained Earnings	Comprehensive Income	Unearned Compensation	Treasury Shares Amount
Balance at January 1, 1999	5,597,869	$1,120	$13,628	$ 5,359	$ 166	$(239)	$ (1)
Shares issued pursuant to employee stock plans	243,284	48	422	(17)		(4)	589
Repurchase of common shares							(588)
Currency translation adjustment					(100)		
Net income				5,346			
Balance at December 31, 1999	5,841,153	1,168	14,050	10,688	66	(243)	0
Shares issued pursuant to employee stock plans	22,676	5	73			(89)	294
Repurchase of common shares							(3,306)
Currency translation adjustment					(248)		
Net income				4,530			
Balance at December 31, 2000	5,863,829	1,173	14,123	15,218	(182)	(332)	(3,012)
Shares issued pursuant to employee stock plans			(799)			(174)	1,386
Shares issued to directors			(2)				7
Repurchase of common shares							(1,925)
Currency translation adjustment					(1)		
Minimum pension liability net of tax of $44					(77)		
Net income (loss)				(1,805)			
Balance at December 31, 2001	5,863,829	$1,173	$13,322	$13,413	$(260)	$(506)	$(3,544)

The accompanying notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
COGNITRONICS CORPORATION AND SUBSIDIARIES

(dollars in thousands)

	Year ended December 31, 2001	2000	1999
OPERATING ACTIVITIES			
Net income (loss)	$(1,805)	$4,530	$5,346
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Income tax expense (benefit)	(760)	2,377	3,002
Depreciation and amortization	987	943	802
(Gain) loss on disposition of assets	13	(5)	(15)
Shares issued as compensation	206	146	185
Net (increase) decrease in:			
Accounts receivable	5,727	(1,108)	(1,820)
Inventories	876	2,363	(4,111)
Other assets	26	215	(169)
Net increase (decrease) in:			
Accounts payable	(695)	(2,698)	2,738
Accrued compensation and benefits	(151)	(107)	34
Other accrued expenses	(116)	(217)	(62)
	4,308	6,439	5,930
Income taxes paid	(121)	(2,971)	(2,760)
NET CASH PROVIDED BY OPERATING ACTIVITIES	4,187	3,468	3,170
INVESTING ACTIVITIES			
Purchase of marketable securities	(5,500)	(2,800)	(11,200)
Sale of marketable securities	8,500	3,400	5,600
Loans to officers, net	(357)	(712)	(127)
Proceeds from disposition of assets	14	20	10
Additions to property, plant and equipment	(656)	(534)	(483)
Purchase of software licenses	(230)	(50)	
NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES	1,771	(676)	(6,200)
FINANCING ACTIVITIES			
Principal payments on debt	(52)	(49)	(111)
Proceeds from debt	34		
Shares issued pursuant to employee stock plans	213	107	783
Shares repurchased for treasury, 307,808, 331,000 and 105,750	(1,926)	(3,306)	(588)
NET CASH (USED) PROVIDED BY FINANCING ACTIVITIES	(1,731)	(3,248)	84
EFFECT OF EXCHANGE RATE DIFFERENCES	5	(37)	(53)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	4,232	(493)	(2,999)
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	3,499	3,992	6,991
CASH AND CASH EQUIVALENTS - END OF YEAR	$7,731	$3,499	$3,992

The accompanying notes to consolidated financial statements are an integral part of these statements.

Note A. Summary of Significant Accounting Policies

Organization. The Company designs, manufactures and markets voice processing products in the United States and, through a subsidiary, distributes call management and voice processing equipment in Europe.

Risks and Uncertainties. A major portion of the Company's domestic revenues is generated by sales to two customers, and a significant portion of its European distributorship revenue comes from one customer. The loss of any of these customers would have a material adverse impact on the Company. The Company's receivables are primarily from major, well-established companies in the telecommunications industry, and at December 31, 2001, one such company accounted for 24% of the Company's accounts receivable. The Company's markets are subject to rapid technological change and frequent introduction of new products. The Company's products are similar to those manufactured, or capable of being manufactured, by a number of companies, some of which are well established with financial, personnel and technical resources substantially larger than those of the Company. The Company's ability to compete in the future depends on its ability to maintain the technological and performance advantages of its current products and to introduce new products and applications that achieve market acceptance.

Principles of Consolidation. The financial statements include the accounts of the Company and its subsidiaries, all of which are wholly-owned. Intercompany accounts and transactions have been eliminated in consolidation.

Revenue. Revenue is recognized when earned. The Company generally recognizes revenue from product sales upon shipment and in certain instances upon acceptance by the customer.

Use of Estimates. The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Fair Value of Financial Instruments. The carrying amounts of the Company's financial instruments (trade receivables/payables and other short-term and long-term debt) due to their terms and maturities approximate fair value.

Cash and Cash Equivalents. The Company considers financial instruments with a maturity of three months or less from the date of purchase to be cash equivalents. At December 31, 2001, essentially all of the Company's cash and cash equivalent balances were with two financial institutions.

Marketable Securities. Marketable securities are classified as available for sale and are reported at cost. They are comprised of investments in municipal bond funds and corporate debt and equity securities. These securities are recorded at cost which approximates fair value. The maturities are short term or have reset provisions.

Inventories. Inventories are stated at the lower of cost (first-in, first-out method) or market.

Property, Plant and Equipment. Property, plant and equipment is carried at cost less allowances for depreciation, computed in accordance with the straight-line method based on estimated useful lives. The estimated lives for machinery and equipment are 5 to 12 years and for furniture and fixtures are 4 to 10 years. Repairs and maintenance are expensed when incurred.

Foreign Exchange. The functional currency of the Company's foreign subsidiary, the European distributorship operations, is the Pound Sterling. Results of operations for the Company's foreign subsidiary were translated from Pounds Sterling into U.S. dollars using average exchange rates during the period, while assets and liabilities were translated using current rates at the end of the period.

Stock Based Compensation. The Company grants stock options for a fixed number of shares to employees with an exercise price equal to the fair value at the date of grant. The Company accounts for stock option grants in accordance with Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees", and therefore recognizes no compensation expense for stock options granted.

Income Per Share. In computing basic earnings per share, the dilutive effect of stock options and warrants are excluded, whereas for diluted earnings per share they are included. The shares used in the basic earnings per share calculations were 5,416,729,

5,753,734 and 5,670,023 and in the diluted earnings per share were 5,416,729, 6,091,964 and 6,047,636 for 2001, 2000 and 1999, respectively.

Goodwill. The Company has classified as goodwill the cost in excess of fair value of the net assets of companies acquired in purchase transactions. Through December 31, 2001 goodwill was amortized using the straight-line method over its estimated useful life (10 years). Goodwill in excess of associated expected operating cash flows is considered to be impaired and is written down to fair value.

Stock Split. All share and per share amounts have been restated to give retroactive effect to a 3 for 2 split in the form of a dividend declared in July 1999. The par value of the additional shares of common stock issued in connection with the stock split was credited to common stock and charged to retained earnings.

Recent Pronouncements. In October 2001, the Financial Accounting Standards Board (FASB) issued Financial Accounting Standards (SFAS) No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", which provides a single accounting model for long-lived assets to be disposed of. In August 2001, the FASB issued SFAS No. 143, "Accounting for Assets Retirement Obligations", which focuses on accounting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. In June 2001, the FASB issued SFAS No. 141, "Business Combinations", and No. 142, "Goodwill and Other Intangible Assets". Under SFAS Nos. 141 and 142, all acquisitions subsequent to June 30, 2001 must be accounted for under the purchase method of accounting, and purchased goodwill will no longer be amortized over its useful life. Rather, goodwill will be subject to a periodic impairment test based upon its fair value. SFAS Nos. 142 and 144 are effective in 2002 and SFAS No. 143 is effective in 2003. In 2001, the Company recognized goodwill amortization expense of $332,000. With the exception of the impact on the Company's amortization of goodwill, these Statements are not expected to have a material impact on the Company's financial condition or results of operations.

Reclassifications. Certain prior year amounts have been reclassified to conform with current year classifications.

Note B. Valuation and Qualifying Accounts

The allowance for doubtful accounts was increased by $250,000 , $16,000 and $10,000 in 2001, 2000 and 1999, respectively, by charges to costs and expenses. The Company wrote off uncollectible accounts, net of recoveries, of $109,000 and $10,000 in 2001 and 1999, respectively.

Note C. Inventories (in thousands):

	2001	2000
Finished and in process	$3,455	$4,320
Materials and purchased parts	2,227	2,237
	$5,682	$6,557

Note D. Property, Plant and Equipment (in thousands):

	2001	2000
Machinery and equipment	$2,365	$1,995
Furniture and fixtures	2,281	2,110
	4,646	4,105
Less allowances for depreciation	3,132	2,732
	$1,514	$1,373

Note E. Other Non-current Liabilities (in thousands):

	2001	2000
Accrued officers' supplemental pension	$ 511	$ 553
Accrued deferred compensation	274	291
Deferred directors' fees	269	277
Accrued pension	658	568
Accrued postretirement benefit	843	825
	2,555	2,514
Less current portion	241	189
	$2,314	$2,325

Note F. Debt and Credit Arrangements

Dacon Electronics Plc has a bank line of credit of $290,000 expiring in 2002. During 2001 and 2000, no amounts were borrowed under this facility.

Long term debt (in thousands):

	2001	2000
Installment finance agreements, interest at 8% to 11% per annum expiring through 2003	$72	$90
Less current maturities of debt	46	43
	$26	$47

Payments remaining on the installment finance agreements are $46,000 in 2002 and $26,000 in 2003.

Interest of $19,000, $31,000 and $30,000 was paid in 2001, 2000 and 1999, respectively.

Note G. Income Taxes

At December 31, 2001, consolidated retained earnings included approximately $.5 million of retained earnings applicable to Dacon Electronics Plc, a foreign subsidiary. If the undistributed earnings were remitted, any resulting federal tax would be substantially reduced by foreign tax credits.

The components of the provision (benefit) for income taxes for the years ended December 31 are as follows (in thousands):

	2001	2000	1999
Current:			
Federal	$(452)	$1,989	$2,428
Foreign		(24)	62
State	62	346	419
Total current	(390)	2,311	2,909
Deferred:			
Federal	(330)	55	84
State	(40)	11	9
Total deferred	(370)	66	93
	$(760)	$2,377	$3,002

Not reflected in the 2000 and 1999 tax provision (benefit) are $29,000 and $73,000, respectively, of income tax benefits related to employee stock plans; such amounts were credited to additional paid-in capital. The provision (benefit) for 2001 and 2000 reflects an adjustment to the tax provision of $155,000 and $156,000, respectively, attributable to actual amounts differing from previously recorded estimates.

Domestic and foreign pretax income (loss) for the years ended December 31 are as follows (in thousands):

	2001	2000	1999
Domestic operations	$(1,609)	$7,439	$8,484
Foreign Operations	(956)	(532)	(136)
	$(2,565)	$6,907	$8,348

Deferred income taxes reflect the net tax effects of temporary differences between carrying amounts of assets and liabilities for financial reporting purposes and amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets as of December 31, 2001 and 2000 are as follows (in thousands):

	2001	2000
Deferred tax liabilities	$ 220	$ 187
Deferred tax assets:		
Inventory valuation	687	504
Accrued liabilities and employee benefits	585	445
Accrued deferred compensation	284	309
Other postretirement benefits	316	312
Separate return federal operating loss carryforwards expiring in 2008 and 2009	445	445
Other	271	125
Total deferred tax assets	2,588	2,140
Valuation allowance	(445)	(445)
	2,143	1,695
Net deferred tax assets	$1,923	$1,508

No amounts have been credited or charged to tax expense for the valuation allowance in 2001 or 2000.

A reconciliation of the statutory federal income tax rate to the effective tax rate on income for the years ended December 31, is as follows:

	2001	2000	1999
Statutory federal income tax rate	(34.0)%	34.0%	34.0%
State income taxes, net of federal tax benefit	0.5	3.4	3.4
Lower foreign tax rate	8.3		(0.1)
Research & Development Credit		(0.3)	(1.0)
Nontaxable interest income	(2.9)	(1.7)	(1.2)
Goodwill amortization	3.4	1.2	1.0
Tax adjustment	(6.0)	(2.3)	
Other	0.7	0.1	(0.1)
	(30.0)%	34.4%	36.0%

Note H. Other (Income) Expense, Net (in thousands):

	Year Ended December 31,		
	2001	2000	1999
Interest expense	$ 55	$ 50	$ 49
Interest income	(559)	(669)	(490)
	$(504)	$(619)	$(441)

Note I. Commitments

Leases. Total rental expense amounted to $472,000 in 2001, $500,000 in 2000 and $532,000 in 1999. Future annual payments for long-term noncancellable leases for each of the five years in the period ending December 31, 2006 are approximately $405,000, $340,000, $71,000, $67,000 and $39,000, respectively, and no amounts thereafter.

Pension Plan. The Company and its domestic subsidiaries have a defined benefit pension plan covering substantially all employees. The benefits are based on years of service and the employee's compensation. No additional service cost benefits were earned subsequent to June 30, 1994. The Company's funding policy is to contribute amounts to the plan sufficient to meet the minimum funding requirements set forth in the Employee Retirement Income Security Act of 1974, plus such additional amounts as the Company may determine to be appropriate from time to time.

The components of net cost of the plan for the years ended December 31 are as follows (in thousands):

	2001	2000	1999
Interest cost on projected benefit obligation	$116	$116	$117
Actual (return)/loss on plan assets	99	25	(50)
Net amortization and deferral	(184)	(123)	(44)
Net periodic pension cost	$ 31	$ 18	$ 23

The following table sets forth the plan's funded status and the accrued pension liability recognized in the Company's Consolidated Balance Sheets at December 31 (in thousands):

	2001	2000
Projected benefit obligation for services rendered to date		
Beginning of year	$1,605	$1,586
Loss(gain) due to change in estimates	48	5
Interest cost	116	116
Less benefits paid	(102)	(102)
End of year	1,667	1,605
Plan assets at fair value		
Beginning of year	1,149	1,220
Actual return on plan assets	(99)	(25)
Contribution	61	56
Less benefits paid	(102)	(102)
End of year	1,009	1,149
Plan assets less than projected benefit obligation	(658)	(456)
Unrecognized net asset, less accumulated amortization of $180 and $172		(8)
Unrecognized net loss(gain)	121	(104)
Minimum pension liability adjustment	(121)	
Accrued pension liability (included in other non-current liabilities)	$ (658)	$ (568)

The discount rates used in determining the projected benefit obligation were 7.25 % in 2001 and 7.5% in 2000. The expected long-term rate of return on plan assets used in determining the net periodic pension cost was 7% for all years presented.

The plan assets at December 31, 2001 and 2000 were principally invested in corporate debt and equity securities.

401(k) Retirement Plan. The Company has a defined contribution plan covering substantially all domestic employees. The Company's contribution is based upon the participants' contributions. The expense was $54,000, $54,000 and $53,000 in 2001, 2000 and 1999, respectively.

Officers' Supplemental Pension Plan. The Company has an unfunded, noncontributory defined benefit pension plan covering certain retired officers.

The components of net pension cost of the plan for the years ended December 31 are as follows (in thousands):

	2001	2000	1999
Interest cost on projected benefit obligation	$30	$32	$34
Amortization of actuarial gains	(3)	(3)	(2)
Net periodic pension cost	$27	$29	$32

The following table sets forth the plan's status and the accrued pension liability recognized in the Company's Consolidated Balance Sheets at December 31 (in thousands):

	2001	2000
Projected benefit obligations		
Balance at beginning of period	$472	$508
Interest expense	30	32
Less benefits paid	(69)	(68)
Balance at end of period	433	472
Unrecognized net gain	78	81
Accrued pension liability (included in other non-current liabilities)	$511	$553

The discount rate used in determining the projected benefit obligation was 6.75% for all years presented. All participants are retired and receiving benefits under the Plan and therefore future increases in compensation are not applicable.

Other Postretirement Benefit Plans. In addition to the Company's pension plans, the Company has a contributory, unfunded defined benefit plan providing certain health care benefits for domestic employees who retired prior to March 31, 1996. The participants' contributions are adjusted periodically and are based on age and length of service at time of retirement. The assumed rate of increase in the per capita cost of covered benefits used for 2000 was 10% decreasing to 5% after 10 years and for 2001 was 9.5% decreasing to 5% after 9 years. Increasing the health care cost trend rate by one percentage point each year would increase the accumulated postretirement benefit obligation by $60,000 at December 31, 2001 and the aggregate service and interest cost component of net periodic postretirement benefit cost for 2001 by $4,000; the corresponding impact for a 1% decrease are $53,000 and $4,000, respectively. The weighted average discount rates used in determining the net periodic postretirement benefit cost and accumulated benefit obligation were 7.25% and 7.5% for 2001 and 2000, respectively.

The following sets forth the plan's status and accrued postretirement benefit liability recognized in the Company's Consolidated Balance Sheets at December 31 (in thousands):

	2001	2000
Actuarial present value of accumulated postretirement benefit obligation:		
Balance at beginning of period	$834	$733
Interest cost	47	60
Actuarial (gain)/loss	(206)	77
Benefits paid, net	(18)	(36)
	657	834
Unrecognized net gain/(loss)	186	(9)
Accrued postretirement benefit liability (included in other non-current liabilities)	$843	$825

The components of postretirement benefit cost for the years ended December 31, are as follows (in thousands):

	2001	2000	1999
Interest cost	$47	$61	$53
Net amortization	(11)	—	—
Net periodic cost	$36	$61	$53

The net benefits paid were $18,000, $36,000 and $31,000 for 2001, 2000 and 1999, respectively.

Deferred Compensation. At December 31, 2001 and 2000, the liability relating to a deferred compensation arrangement between the Company and a former director and officer of the Company was $274,000 and $291,000, respectively.

Note J. Stock Plans

The 1990 Stock Option Plan provides for the grant, at fair market value on the date of grant, of nonqualified stock options and incentive stock options. Options generally become exercisable in three equal annual installments on a cumulative basis commencing six months from the date of grant and expire five years (ten years for awards granted after 1999) after the date granted.

The Company also has the 1967 Employee Stock Purchase Plan which provides for the grant to purchase shares at 85% of the fair market value of the stock on the date offered. Generally, rights to purchase shares under this plan expire 12 months (maximum 27 months) after the date of grant.

The Company also has a time accelerated restricted stock plan ("Restricted Stock Plan") which provides for the award of shares to key employees; generally, the awards vest in five equal annual installments commencing two years after the date of the award. Vesting may be accelerated based on the achievement of certain financial performance goals.

The Directors' Stock Option Plan provides for an annual grant of options to non-employee officers and directors. This plan provides for the automatic award of options to purchase 3,000 shares of Common Stock at the fair market value at the date of grant to each person who is a participant on August 1 of each year and pro-rated awards in certain cases. The awards expire five years (ten years for awards granted after 2000) after the date granted.

Share information pertaining to these plans is as follows:

	1990 Option Plan	Purchase Plan	Restricted Stock Plan	Directors' Option Plan
Outstanding at January 1, 1999	686,050	28,603	41,400	18,000
Granted	142,875		21,000	9,000
Cancelled or expired	(4,101)	(913)		
Vested			(12,480)	
Exercised	(300,497)	(27,690)		
Outstanding at December 31, 1999	524,327	0	49,920	27,000
Granted	202,900		26,000	20,000
Cancelled or expired	(5,225)		(600)	
Vested			(8,280)	
Exercised	(27,126)			
Outstanding at December 31, 2000	694,876	0	67,040	47,000
Granted	248,500		76,500	18,250
Cancelled or expired	(1,302)			
Vested			(12,330)	
Exercised	(85,024)			
Outstanding at December 31, 2001	857,050	0	131,210	65,250
Available for future grant	29,347	52,478	48,187	37,250

The exercise price for options granted in 1999 was $9.00, for options granted in 2000 ranged from $9.06 to $9.70 and for options granted in 2001 was $5.00. The weighted average exercise price for the 857,050 options outstanding under the Option Plan is $6.65 with expiration dates ranging from 2002 to 2011. Options were exercised under the Option Plan at weighted average exercise prices of $2.08, $3.95 and $2.46 in 1999, 2000 and 2001, respectively. Shares exercisable under the Option Plan and weighted average exercise price at December 31, 1999, 2000 and 2001 were 316,027 and $4.31, 457,943 and $5.80 and 622,903 and $6.82, respectively.

Shares were exercised under the Purchase Plan at a weighted average price of $5.67 in 1999.

Under the Restricted Stock Plan compensation expense was $206,000, $146,000 and $184,000 in 2001, 2000 and 1999, respectively.

The exercise price for options granted under the Directors' Stock Option Plan in 1999 was $11.17, for options granted in 2000 ranged from $10.80 to $12.63 and for options granted in 2001 ranged from $5.35 to $6.10. The weighted average exercise price for the 65,250 options outstanding under the plan is $8.58 with expiration dates ranging from 2003 to 2011. No options have been exercised. Shares exercisable at December 31, 1999, 2000 and 2001 were 18,000, 27,000 and 47,000 respectively.

The Company has elected to follow APB No. 25 and related interpretations in accounting for its stock option plans, and has adopted the disclosure-only provisions of SFAS No. 123. If the Company had elected to recognize compensation expense for the 1990 Stock Option Plan and the 1967 Stock Purchase Plan based on the fair value at the grant date, consistent with the method presented by SFAS No. 123, the pro forma net income (loss) and net income (loss) per share would be as follows (in thousands except per share information):

			2001	2000	1999
Net income (loss)	As reported		$(1,805)	$4,530	$5,346
	Pro forma		$(2,447)	$3,928	$4,859
Net income (loss) per share	As reported	Basic	$(.33)	$.79	$.94
		Diluted	$(.33)	$.74	$.88
	Pro forma	Basic	$(.45)	$.68	$.86
		Diluted	$(.45)	$.65	$.81

The estimated weighted average fair value per share of stock options granted were $5.07, $4.82 and $5.16 for 2001, 2000 and 1999, respectively. The fair value for the stock options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 2001, 2000 and 1999, respectively: risk-free interest rates of 4.75%, 5.1% and 5.5%; no dividend yields; volatility factors of the expected market price of the Company's common stock of .70 in 2001, .74 in 2000 and .61 in 1999; and a weighted average expected life of the option of 7.5 years in 2001 and, for 2000 and 1999, 3.8 years for the Option Plan and 5 years for the Directors' Option Plan.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options.

Note K. Related Party Transactions

The Company has advanced amounts to officers primarily for personal income taxes related to various stock option plans. The amounts outstanding at December 31, 2001 and 2000 of $1,516,000 and $1,099,000 include interest accrued on the advances. This indebtedness bears interest at rates approximating market rates and is payable upon demand.

Note L. Operations by Industry Segment and Geographic Areas

The Company operates in two segments of the voice processing industry. In the United States, the Company designs, manufactures and sells equipment for use in telephone central offices. In Europe (United Kingdom), the Company distributes equipment for use in customers' premises. Information about the Company's operations by segment and geographic area for the years ended December 31, is as follows (in thousands):

	2001	2000	1999
Net sales			
United States:			
Unaffiliated customers (North America)	$12,977	$24,511	$24,462
Intercompany transfers		55	194
	12,977	24,566	24,656
Europe	5,898	7,325	7,231
Eliminations		(55)	(194)
	$18,875	$31,836	$31,693
Operating profit (loss)			
United States	$ (813)	$ 8,139	$ 9,433
Europe	(950)	(529)	(138)
Intercompany eliminations	23	8	(10)
	(1,740)	7,618	9,285
General corporate expenses	1,329	1,330	1,378
Other (income) expense, net	(504)	(619)	(441)
Income (loss) before income taxes	$ (2,565)	$ 6,907	$ 8,348
Total assets			
United States	$26,153	$29,262	$31,238
Europe	2,444	3,779	3,919
Intercompany eliminations	(24)	(43)	(55)
	$28,573	$32,998	$35,102
Long-lived assets			
United States	$ 1,788	$ 1,545	$ 1,718
Europe	600	973	1,432
Intercompany eliminations	(16)	(27)	(36)
	$2,372	$ 2,491	$ 3,114
Expenditures for long-lived assets			
United States	$ 756	$ 486	$ 300
Europe	130	98	246
Intercompany eliminations			(63)
	$ 886	$ 584	$ 483
Depreciation and amortization			
United States	$ 504	$ 452	$ 279
Europe	490	494	540
Intercompany eliminations	(7)	(3)	(17)
	$ 987	$ 943	$ 802

Gross profit margin on intercompany transfers are comparable to sales to third parties. The United States operations had net sales of $7.5 million, $12.6 million and $7.3 million in 2001, 2000 and 1999, respectively, to one major customer; sales of $1.9 million, $2.4 million and $3.4 million in 2001, 2000 and 1999 to another major customer; sales of $.5 million, $2.8 million and $1.9 million in 2001, 2000 and 1999 to another major customer; sales of $.5 million, $1.4 million and $2.3 million in 2001, 2000 and 1999 to another major customer; sales of $1.7 million and $2.7 million in 2000 and 1999 to another major customer and export sales of $2.9 million in 1999 to another customer. The European operations had sales of $2.8 million, $3.7 million and $4.6 million in 2001, 2000 and 1999, respectively, to one customer.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

PART III

Item 10. Directors and Executive Officers of the Registrant

1. (a) The identification of the directors of the Company as of March 1, 2001 and persons nominated to become directors set forth under the caption Information Concerning Nominees in the Proxy Statement for the annual meeting of stockholders to be held on May 9, 2002 is incorporated herein by reference.

(b) The identification of the executive officers of the Company and their positions with the Company and ages as of March 1, 2002 is set forth under the caption Executive Officers of the Company in Part I of this Annual Report on Form 10-K.

2. The information regarding compliance with Section 16(a) of the Securities Exchange Act of 1934 set forth under the caption Section 16(a) Beneficial Ownership Reporting Compliance in the Proxy Statement for the annual meeting of stockholders to be held on May 9, 2002 is incorporated herein by reference.

Item 11. Executive Compensation

The information on executive compensation set forth under the caption Executive Compensation in the Proxy Statement for the annual meeting of stockholders to be held on May 9, 2002 is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management

(a) and (b) Security ownership of certain beneficial owners and management set forth under the caption Security Ownership in the Proxy Statement for the annual meeting of stockholders to be held on May 9, 2002 is incorporated herein by reference.

(c) Changes in Control. None.

Item 13. Certain Relationships and Related Transactions

The information on certain relationships and related transactions set forth under the caption Certain Relationships and Related Transactions in the Proxy Statement for the annual meeting of stockholders to be held on May 9, 2002 is incorporated herein by reference.

PART IV

Item 14. Exhibits, Financial Statement Schedules, and Reports on Form 8-K

(a)(1) and (2) and (d) The response to this portion of Item 14 is submitted as a separate section beginning on page 27 of this Annual Report on Form 10-K.

(a)(3) and (c) The response to this portion of Item 14 is submitted as a separate section beginning on page 28 of this Annual Report on Form 10-K.

(b) There were no reports filed on Form 8-K during the fourth quarter of 2001.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on March 28, 2002.

COGNITRONICS CORPORATION
Registrant

by /s/ Garrett Sullivan
Garrett Sullivan
Treasurer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on March 28, 2002.

Signature	Title
Chief Executive Officer:	
/s/ Brian J. Kelley Brian J. Kelley	President and Chief Executive Officer
Chief Financial and Accounting Officer:	
/s/ Garrett Sullivan Garrett Sullivan	Treasurer
A Majority of the Board of Directors:	
/s/ Edward S. Davis Edward S. Davis	Director
/s/ Jack Meehan Jack Meehan	Director
/s/ William A. Merritt William A. Merritt	Director
/s/ William J. Stuart William J. Stuart	Director

Form 10-K -- Item 14 (a) (1) and (2) and (d)

(a) (1) Financial Statements

The following financial statements of the Company are included in Item 8.

Financial Statements Covered by Report of Independent Auditors: Page

(2) and (d) Financial Statement Schedules

Schedules for which provision is made in the applicable accounting regulation of the Securities and Exchange Commission are not required under the related instructions, are inapplicable, or the information has been included in the Company's financial statements and, therefore, have been omitted.

Item 14(a)(3) and (c)

INDEX TO EXHIBITS

Exhibit

3.1 Certificate of Incorporation as filed on January 2, 1962 (Exhibit 3-1-A to Form S-1 Registration Statement No. 2-27439 and incorporated herein by reference).

3.2 Amendment, dated June 28, 1965 (Exhibit 3-1-B to Form S-1 Registration Statement No. 2-27439 and incorporated herein by reference).

3.3 Amendment, dated October 3, 1966 (Exhibit 3-1-C to Form S-1 Registration Statement No. 2-27439 and incorporated herein by reference).

3.4 Amendment, dated October 30, 1967 (Exhibit 3-1-D to Form S-1 Registration Statement No. 2-27439 and incorporated herein by reference).

3.5 Amendment, dated July 27, 1981 (Exhibit 3.5 to Annual Report on Form 10-K for the fiscal year ended December 31, 1983 and incorporated herein by reference).

3.6 Amendment, dated September 27, 1984 (Exhibit 3.6 to Annual Report on Form 10-K for the fiscal year ended December 31, 1984 and incorporated herein by reference).

3.7 Amendment dated June 13, 1988 (Exhibit 3.7 to Annual Report on Form 10-K for the fiscal year ended December 31, 1988 and incorporated herein by reference).

3.8 Amendment dated November 3, 1994 (Exhibit 3.8 to Annual Report on Form 10-K for the year ended December 31, 1994 and incorporated herein by reference).

3.9 Amendment, dated July 25, 2000 (Exhibit 3.1 to Quarterly Report on Form 10-Q for the period ended June 30, 2000 and incorporated herein by reference)

3.10 By-laws of the Company (Exhibit 3.9 to Annual Report on Form 10-K for the year ended December 31, 1994 and incorporated herein by reference).

4. Specimen Certificate for Common Stock (Exhibit 4-1 to Form S-1 Registration Statement No. 2-27439 and incorporated herein by reference).

10.1 1990 Stock Option Plan, as amended (Exhibit 10.1 to Quarterly Report on Form 10-Q for the period ended June 30, 2001 and incorporated herein by reference).

10.2 Lease, dated April 30, 1993, between Seymour R. Powers and The Danbury Industrial Corporation, landlord, and Cognitronics Corporation, tenant (Exhibit 10.3 to Annual Report on Form 10-K for the year ended December 31, 1993 and incorporated herein by reference).

10.3 Form of Indemnity Agreement, dated October 27, 1986, between each Director (with equivalent form for each Officer) and Cognitronics Corporation (Exhibit 10.7 to Annual Report on Form 10-K for the year ended December 31, 1986 and incorporated herein by reference).

10.4 Supplemental Pension Plan for Officers, as amended November 2, 1993 (Exhibit 10.6 to Annual Report on Form 10-K for the year ended December 31, 1993 and incorporated herein by reference).

10.5 Cognitronics Corporation Restricted Stock Plan (Exhibit 10.2 to Quarterly Report on Form 10-Q for the period ended June 30, 2001 and incorporated herein by reference).

Exhibit

10.6 Form of Executive Severance Agreement between certain officers and Cognitronics Corporation (Exhibit 10.8 to Annual Report on Form 10-K for the year ended December 31, 1997 and incorporated herein by reference).

10.7 Addendum to Executive Severance Agreement between certain officers and Cognitronics Corporation (Exhibit 10.8 to Annual Report on Form 10-K for the year ended December 31, 1999 and incorporated herein by reference).

10.8 The Directors' Stock Option Plan, as amended (attached as Exhibit 10.3 to Quarterly Report on Form 10-Q for the period ended June 30, 2001 and incorporated herein by reference).

22. List of subsidiaries of the Company as of December 31, 2001 (attached as Exhibit 22 to this Annual Report on Form 10-K).

23. Consent of Independent Auditors, dated March 28, 2002 (attached as Exhibit 23 to this Annual Report on Form 10-K).

Copies of the Exhibits to this Annual Report on Form 10-K are available upon written request to the Secretary of the Company at 3 Corporate Drive, Danbury, CT 06810-4130 and payment of $35.00 for a complete set of the Exhibits or $.25 per page for any part thereof (minimum $5.00).

Cognitronics Corporation

Board of Directors

John T. Connors (2)(3)(4)
Business and Financial Consultant

Edward S. Davis (1)(2)(3)
Partner,
Hughes Hubbard & Reed LLP

Brian J. Kelley (1)
President &
Chief Executive Officer

Jack Meehan (1)(2)(3)(4)
President,
Novus, LLC

William A. Merritt (2)(3)(4)
President, Integrated
Communications Systems Corp.

William J. Stuart (2)(3)
General Partner,
Still River Fund

(1) Member of the Executive Committee
(2) Member of the Audit Committee
(3) Member of the Nominating Committee
(4) Member of the Compensation Committee

Officers

Brian J. Kelley
President and Chief Executive Officer

Kenneth G. Brix
Vice President, Sales

Michael N. Keefe
Vice President, Engineering

Harold F. Mayer
Secretary

Garrett Sullivan
Treasurer and
Chief Financial Officer

Roy A. Strutt
Vice President,
European Operations

Emmanuel A. Zizzo
Vice President, Operations

Subsidiary

Dacon Electronics Plc

Roy A. Strutt
Managing Director

Auditors

Ernst & Young LLP
1111 Summer Street
Stamford, Connecticut

Counsel

Hughes Hubbard & Reed LLP
One Battery Park Plaza
New York, New York

Registrar and Transfer Agent

The Bank of New York
101 Barclay Street
New York, New York

Cognitronics... the industry's leading

Network Media Servers

Cognitronics Corporation, 3 Corporate Drive, Danbury, CT 06810
203-830-3400 ◦ Fax 203-830-3405 ◦ www.cognitronics.com